UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2018 (Report No. 2)

Commission File Number 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of Registrant’s name into English)

10628 Science Center Drive, Suite 200

San Diego, California 92121

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 27, 2018, Arcturus Therapeutics Ltd. (the “Company”) issued a press release announcing that it initiated a lawsuit in San Diego Superior Court (Case No. 37-2018-00015271-CU-BC-CTL) against former President and Chief Executive Officer, Joseph E. Payne, who was terminated for cause from the Company as of February 1, 2018, seeking damages and injunctive relief. The lawsuit outlines Mr. Payne’s misconduct, poor judgment and bad decisions during his tenure, and details his self-dealing and inappropriate business conflicts of interest. The press release is attached hereto as Exhibit 99.1.

On March 28, 2018, the Company issued an open letter to its shareholders in connection with the extraordinary general meeting of shareholders scheduled on May 7, 2018. The press release accompanying the open letter and the open letter are attached hereto as Exhibit 99.2.

This Form 6-K, excluding Exhibits 99.1 and 99.2, is incorporated by reference into the Registration Statements on Form F-3 (File No. 333- 209960) and Form S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947, File No. 333-217556 and File No. 333-221830) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: March 28, 2018	By:	/s/ Mark Herbert
	Name:	Mark Herbert
	Title:	Interim President

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by the Company on March 27, 2018, titled “Arcturus Therapeutics Initiates Lawsuit Against Joseph E. Payne to Protect the Interests of Arcturus Shareholders.”
99.2	Press Release issued by the Company on March 28, 2018, titled “Arcturus Therapeutics Issues Open Letter to Shareholders.”